Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 23, 2020

Board of Directors
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

Ladies and Gentlemen:

We are acting as counsel to NBT Bancorp Inc., a Delaware corporation (the “Company”), in connection with the issuance pursuant to an Indenture dated as of June 23, 2020 (the “Base Indenture”) between the Company, and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented and amended by the First Supplemental Indenture dated as of June 23, 2020 between the Company and the Trustee (the “First Supplemental Indenture” and together with the Base Indenture the “Indenture”) of $100 million aggregate principal amount of the Company’s 5.000% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Securities”) and the sale of the Securities pursuant to an Underwriting Agreement, dated June 16, 2020 (the “Agreement”), by and among the Company and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters named therein (the “Underwriters”), and pursuant to the Company’s automatic registration statement on Form S-3ASR (File No. 333-224532) filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018 (the “Registration Statement”) and the prospectus dated April 30, 2018 (the “Prospectus”), as supplemented by the prospectus supplement dated June 16, 2020 (the “Prospectus Supplement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S‑K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed.   In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs).  As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante  Amsterdam  Baltimore  Beijing  Birmingham  Boston  Brussels  Colorado Springs  Denver  Dubai  Dusseldorf  Frankfurt  Hamburg  Hanoi  Ho Chi Minh City  Hong Kong  Houston  Johannesburg  London  Los Angeles  Luxembourg  Madrid  Mexico City  Miami  Milan  Minneapolis  Monterrey  Moscow  Munich  New York  Northern Virginia  Paris  Perth  Philadelphia  Rome  San Francisco  São Paulo  Shanghai  Silicon Valley  Singapore  Sydney  Tokyo  Warsaw  Washington, D.C.   Associated Offices:  Budapest  Jakarta  Riyadh  Shanghai FTZ  Ulaanbaatar  Zagreb.   Business Service Centers:  Johannesburg  Louisville.   Legal Services Center:  Berlin.  For more information see www.hoganlovells.com

NBT Bancorp Inc.	- 2 -	June 23, 2020
For purposes of this opinion letter, we have assumed that (i) the Trustee has all the requisite power and authority under all applicable law and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status related to its right to enforce the Indenture against the Company; (ii) the Trustee has duly authorized, executed and delivered the Indenture; (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions; (iv) the Indenture constitutes a valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms; (v) there has been no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability; and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties (and no act or omission of any party), that would, in any such case, define, supplement or qualify the terms of the Indenture. We have also assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level).  We express no opinion herein as to any other statutes, rules or regulations (and in particular, we express no opinion as to any effect that such other statutes, rules or regulations may have on the opinions expressed herein).

Based upon, subject to and limited by the foregoing, we are of the opinion that the Securities have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration for the Securities specified in the Agreement, and (ii) the due execution, authentication, issuance and delivery of the Securities pursuant to the terms of, and upon the execution of each of, the Base Indenture and the First Supplemental Indenture, the Securities will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations is also subject to the effect of (i) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers); and (ii) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Securities are considered in a proceeding in equity or at law).

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference in the Registration Statement and speaks as of the date hereof.  We assume no obligation to advise of any changes in the foregoing subsequent to the date of delivery of this opinion letter.

NBT Bancorp Inc.	- 3 -	June 23, 2020
We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the Prospectus and under the caption “Legal Matters” in the Prospectus Supplement, each of which constitutes part of the Registration Statement.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP